Mail Stop 6010

October 12, 2007

Alnoor Shivji, President
WaferGen Bio-systems, Inc.
46531 Fremont Boulevard
Fremont, California 94538

<u>Via U S Mail and FAX [(510) 252-0357]</u>

> **Re: WaferGen Bio-systems, Inc.**
> **Form SB-2 filed September 21, 2007**
> **File No. 333-146239**

Dear Mr. Shivji:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Alnoor Shivji, President

Form SB-2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 27

1.   We see you present a list of the causes of changes in costs of revenues and expenses. When you cite more than one factor in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical.

2.   We read on page 42 that a large portion of your operating expenses were for research and development. Please expand to quantify and compare R&D expenses for each period.

Annual Financial Statements

3.   Please update the filing when required by Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-1

4.   Since the Series B preferred stock is not included in stockholders' equity, please revise the scope paragraph to also refer to the changes in Series B preferred stock. That is, please use the actual title of the related financial statement.

Consolidated Statements of Operations, page F-3

5.   Please disclose the amount of costs of revenues on the face of the statement of operations, parenthetically or in the notes to financial statements. Please make similar disclosure for research and development expense.

Interim Financial Statements

Condensed Consolidated Balance Sheets, page F-28

6.   Please make footnote disclosure about the composition of and accounting for the $1 million presented as other current assets as of June 30, 2007.

Note 1 The Company, page F-38

7.   With respect to the private placements, please expand to describe any registration obligations or confirm that there are none. Refer to FASB Staff Position No. EITF 00-19-2.

Mr. Alnoor Shivji, President
WaferGen Bio-systems, Inc.

Note 7 Stock Options and Warrants, page F-43

8.   With respect to warrants please expand the notes to financial statements to describe any circumstances that may lead to changes in exercise prices or number of warrants outstanding.   Please also describe the terms, provisions and conditions of any cashless exercise provisions and of the call option referred to on page F-38

9.   As a related matter, please expand to also describe the basis in GAAP for concluding that the warrants are not derivatives that should be accounted for as assets or liabilities under SFAS 133 and EITF 00-19.

Pro Forma Financial Information, page F-49

10.   You disclose that the merger was accounted for as a recapitalization of Wafergen, Inc. and it appears that the legal acquirer was a public shell. The transaction you describe is not a business combination under SFAS 141. Accordingly, please delete the pro forma financial statements. Please revise the disclosure to explain why pro forma data is not presented.

Consent of Independent Registered Public Accounting Firm – Exhibit 23

11.   Please present a new consent in any amendment.   For guidance please see Item 601(b)(23) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Alnoor Shivji, President

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding the accounting comments. Please contact Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Gary R. Todd
Reviewing Accountant

cc: Scott Rapfogel, Esq.
        (Fax 212-400-6901)